

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via E-mail
Mingwang Lu
Chairman of the Board and Chief Executive Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone, Xinzheng City
Zhengzhou, Henan Province, China 451191

>   **Re: China Gerui Advanced Materials Group Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed April 19, 2011**
>   **Form 6-K Filed May 23, 2011**
>   **File No. 1-34532**

Dear Mr. Lu:

We have reviewed your response letter dated August 17, 2011, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 38

1. We note the draft disclosure you provided in your response to comment 1 in our letter dated August 1, 2011. While we understand the general reasons why you have chosen a cash management strategy that results in not utilizing cash and cash equivalents to pay down debt, it remains unclear how these general explanations fully explain to investors the cash management strategy you have executed since the acquisition of Henan Green on October 21, 2008. In this regard, we note the steady increases in your cash, restricted cash, notes payable and term loans balances. To the extent that your cash balances were needed for other day-to-day and long-term strategies, due to the limited availability of bank facilities, we would expect to see more variability in your cash balances between reporting periods rather than a steady increase in your cash balance. As such, please provide us with the disclosure that you would have included in your 2010 Form 20-F to address the points raised in our prior

comment. Please ensure that the disclosures you provide are specific to your fiscal year 2010 reporting period. Please also ensure that your disclosures provide additional clarity about the financial statement impact of your cash management strategy. Please refer to Section 501.13.a of the Financial Reporting Codification for guidance.

Item 18. Financial Statements
 (h) Impairment of long-lived assets, page 12

2. We note your response to comment 4 in our letter dated August 1, 2011. Please confirm to us that you will provide investors with a similar explanation as to why you test long-lived assets at the entity level in future filings.

Form 6-K Filed May 23, 2011

3. We note your response to comment 8 in our letter dated August 1, 2011. Specifically, we note that you accounted for the contingent payment related to the exercise of warrants issued in connection with the reverse merger with China Opportunity Acquisition Corp as a loss contingency in accordance with the guidance in ASC 450. As such, it remains unclear to us why you did not provide disclosure for this contingency in the footnotes to your financial statements in your 2010 Form 20-F. In this regard, please confirm to us that you will ensure all future filings provide the disclosures required by ASC 450-20-50.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief